

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2021

Timothy Babich
Chief Executive Officer
Golden Arrow Merger Corp.
10 E. 53rd Street, 13th Floor
New York, NY 10022

> **Re: Golden Arrow Merger Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 22, 2021**
> **CIK No. 0001841125**

Dear Mr. Babich:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Our Acquisition Process, page 7

1. We note that you may, or may not, seek stockholder approval for a proposed business combination. Please revise your disclosure in this section to clearly address the approval process and state how you will advise stockholders of a potential business combination transaction in either case.

You may contact Ibolya Ignat at (202) 551-3636 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Laura Crotty at (202) 551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jason Simon